UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB
                                 Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  ORIOLE, INC.
                                  ------------
                 (Name of Small Business Issuer in its charter)


              Nevada                                           13-4067541
              ------                                           ----------
    State or other jurisdiction                             (I.R.S. Employer
 of incorporation or organization)                       Identification Number)


                   P.O. Box 110310, Naples, Florida 34108-0106
                   -------------------------------------------
                     (Address of Principal Office) Zip Code


                    Issuer's telephone number: (239) 598-2300
                                               --------------


           Securities to be registered under Section 12(b) of the Act:

                  Title of each class to be so registered - N/A
       Name of each exchange on which each class is to be registered - N/A


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

BACKGROUND

The Company was incorporated under the laws of the State of Nevada on June 7, 1999. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a development stage company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a development stage company. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities").

The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties;
(iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or
(v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity. In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts. Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

         (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

         (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ;

         (4) Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         (5)      The extent to which the business opportunity can be advanced;

         (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

         (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

         (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing on the SmallCap Market include, among other requirements, that the Company (i) have stockholders' equity of at least $5,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process.

Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

FORM OF ACQUISITION

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

The Securities and Exchange Commission ("SEC") maintains the view that securities issued by a blank check company such Oriole cannot be resold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 but must registered under the Securities Act of 1933. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

COMPETITION

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities.

ADMINISTRATIVE OFFICES

The Company currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. The Company's telephone number is (239) 598-2300. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

EMPLOYEES

The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $4,272 from its inside capitalization funds. The Company has an accumulated deficit of $10,211 at September 30, 2004. The Company's balance sheet for the period of June 4, 1999 (inception) through September 30, 2004, reflects a current and total asset value of $0, and current liabilities of $5,939.

Plan of Operations

During its current fiscal year ending December 31, 2005, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

The Company believes that it will require additional capital in the amount of approximately $10,000 in order to pay the costs associated with completion and filing of this registration statement on Form 10SB and the costs associated with compliance with its continuing reporting obligations under the Securities Exchange Act of 1934, as amended, for the fiscal year ending December 31, 2005. This additional capital will be required whether or not the Company is able to complete a business combination transaction during the fiscal year ending December 31, 2005. Furthermore, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings to raise additional capital through the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

Regardless of whether the Company's cash assets prove to be adequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (239) 598-2300.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of the date of this registration statement on Form 10SB, the Company has a total of 1,242,200 shares of common stock issued and outstanding. The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                        Number of Shares      Percent of Class
 Name and Address                      Owned Beneficially          Owned
 ----------------                      ------------------     ----------------
 T.L.T. Investments                          300,000               24.15%
 P.O. Box 110310
 Naples, FL 34108-0106

 Mid-Continental Securities Corp.(1)         343,500               27.65%
 P.O. Box 110310
 Naples, Florida 34108-0106

 John Lowy                                   179,000               14.40%
 645 5th Avenue, Suite 403
 New York, NY 10022

 Gary D. Yankelowitz                         300,000               24.15%
 645 5th Avenue, Suite 403
 New York, NY 10022
 --------
 (1) Frank Pioppi (90%) and Vital Patel (10%) are the owners of Mid-Continental Securities Corp. Except for their respective ownership interest in Mid-Continental, neither have any affiliation with the Company.

The SEC maintains the view that securities issued by a blank check company such as Oriole cannot be resold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 but must registered under the Securities Act of 1933.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Name                  Age              Positions held and tenure
     ----                  ---              -------------------------
James Charles              60               President, Director
Joseph Pioppi              76               Director
Cosmo Palmieri             33               Secretary, Treasurer

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year Terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

James J. Charles, President/Director, Mr. Charles is a financial executive. Since January15, 1999 he has been the Sr. vice President Finance and Chief financial Officer of ATEC Group, Inc. From 1994 to 1998 he was a financial consultant to several public companies including ATEC. From 1991 to 1994 he was the Chief Financial Officer of Caribbean Printing Industries. From 1966 to 1992 he was a partner with Ernst & Young.

Joseph Pioppi, Director, Mr. Pioppi graduated from Brooklyn Community College with an Associate degree in Electrical and Electronic Technology. He attended City College of New York Bernard Baruch School of Business and studied computer technology at Temple University. Mr. Pioppi was employed with the Pennsylvania Railroad, the Penn Central Railroad, and was a systems analyst for Conrail.

Cosmo Palmieri, Secretary/Treasurer, Mr. Palmieri graduated from the University of Texas in 1993 with a degree in economics. He received the Longhorn Leadership Award two consecutive years, was a member of the Texas Wranglers Service Organization and was a volunteer speaker for Austin Community Middle Schools. He also earned his license as a Texas Real Estate Agent. Since1993, Mr. Palmieri has been the President and Chief Executive Officer of his own real estate development company. Since 1993, he has also been involved in home remodeling and new home construction until Service Group, Inc. convinced him to make a career change and join them. He is currently an executive officer of Service Group, Inc. of Austin, Texas, an insurance and real estate development company.

Prior Blank Check Company Experience

Two of the Company's officers and directors are also officers and/or directors of other blind pool or blank check companies. The Company and each of these other entities will be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

James J. Charles

Until March 31, 2003, James Charles was the president and a director of Medianet Group Technology, Inc. (formerly known as Clamshell Enterprises, Inc.) the common stock of which is traded on the Over-the-Counter Bulletin Board under the symbol MEDG. Until August 13, 2004, he was the president of Sheffield Products, Inc. Until April 29, 2002, he was the secretary of Easton, Inc. He is the current president of Christie Fun, Inc.


 Name of Company          Date of Registration     Business Combinations    Current Operating
                          (File Number); Status                             Status
 -----------------------  -----------------------  -----------------------  -----------------------
 Easton, Inc.             Easton filed a Form      On April 29, 2002,       Easton has no
                          10SB 12G with the SEC    Easton entered into a    operations, at
                          on December 5, 2000      business combination,    present.
                          (000-32059) which        resulting, in a change
                          became effective in      in control of Easton
                          February 2001. Easton    pursuant to which
                          ceased to be a           Bancorp Intertrade
                          reporting company and    Group, Inc., a Nevada
                          made its last filing     corporation, purchased
                          to date on November      80% of the issued and
                          13, 2002.                outstanding securities
                                                   of Easton.

 -----------------------  -----------------------  -----------------------  -----------------------

 Medianet Group           Medianet filed a Form    On March 31, 2003,       According to the
 Technology, Inc.         10SB 12G with the SEC    Medianet (then known     quarterly report of
 formerly known as        on May 5, 2002           as Clamshell             Medianet filed on Form
 Clamshell Enterprises,   (000-49801) which        Enterprises, Inc.)       10-QSB with the SEC on
 Inc.                     became effective in      acquired all of the      November 15, 2004,
                          September 2002.          issued and outstanding   Medianet is an
                          Medianet filed a         common stock of          operating company in
                          quarterly report on      Shutterport, Inc., a     the field of software
                          Form 10-QSB with the     Florida corporation.     development.
                          SEC on November 15,      As a result of this
                          2004.                    transaction,
                                                   Shutterport became a
                                                   wholly-owned
                                                   subsidiary of
                                                   Medianet.

 Name of Company          Date of Registration     Business Combinations    Current Operating
                          (File Number); Status                             Status
 -----------------------  -----------------------  -----------------------  -----------------------
 Sheffield Products,      Sheffield Products       On July 21, 2004,        Sheffield Products is
 Inc.                     filed Form 10SB 12G      there was a change in    primarily engaged in
                          with the SEC on          control of Sheffield     the business of
                          September 12, 2002       Products as a result     providing satellite
                          (000-50002) which        of closing under a       internet connections
                          became effective in      Stock Purchase           to customers in the
                          November 2002.           Agreement dated July     Asia Pacific region,
                          Sheffield Products       21, 2004. Strong Win     including Hong Kong,
                          filed its most recent    Limited, a British       Singapore, Indonesia,
                          quarterly report on      Virgin Islands           Bangladesh, Pakistan
                          Form 10-QSB with the     corporation acquired a   and Mongolia.
                          SEC on November 12,      total of 6,076,116
                          2004. On January 14,     shares, or
                          2005, Sheffield filed    approximately 90% of
                          a registration           the Company's issued
                          statement with the SEC   and outstanding common
                          on Form SB-2/A the       stock. On August 13,
                          effectiveness of which   2004, Sheffield
                          is pending.              Products completed a
                                                   share exchange
                                                   transaction with
                                                   Digital Network
                                                   Alliance Holdings
                                                   (BVI) Inc., a British
                                                   Virgin Islands
                                                   corporation and the
                                                   individual
                                                   shareholders of
                                                   Digital, pursuant to
                                                   which Sheffield
                                                   Products acquired
                                                   10,000 shares of
                                                   Digital, representing
                                                   100% of its issued and
                                                   outstanding common
                                                   stock, in exchange for
                                                   the issuance of
                                                   13,248,760 shares of
                                                   Sheffield Products's
                                                   common stock. As a
                                                   result of completion
                                                   of the share exchange
                                                   transaction Digital
                                                   became the
                                                   wholly-owned
                                                   subsidiary of
                                                   Sheffield Products.


 Name of Company          Date of Registration     Business Combinations    Current Operating
                          (File Number); Status                             Status
 -----------------------  -----------------------  -----------------------  -----------------------
 Studio II Productions,   Studio II Productions    None to date.            Studio II Productions
 Inc.                     filed Form 10SB 12G                               activities to date
                          with the SEC on                                   have been primarily
                          September 12, 2002                                directed towards the
                          (000-50000) which                                 raising of capital and
                          became effective in                               seeking business
                          November 2002. Studio                             opportunities.
                          II Productions filed
                          it most recent
                          quarterly report on
                          Form 10-QSB with the
                          SEC on November 23,
                          2004.

 Christie Fun, Inc.       Christie Fun filed       None to date.            Christie Fun's
                          Form 10SB 12G with the                            activities to date
                          SEC on September 21,                              have been primarily
                          2004 (000-50000) which                            directed towards the
                          became effective in                               raising of capital and
                          November 2004.                                    seeking business
                                                                            opportunities.


Joseph Pioppi

Until April 15, 2002, Joseph Pioppi was the president and director of Easton, Inc. He is the current president of Goldeneye Capital Group, Inc. and a director of Lotus Capital Corp. and Our Glass, Inc.


 Name of Company          Date of Registration     Business Combinations    Current Operating
                          (File Number); Status                             Status
 -----------------------  -----------------------  -----------------------  -----------------------
 Easton, Inc.             Easton filed a Form      On April 29, 2002,       Easton has no
                          10SB 12G with the SEC    Easton entered into a    operations, at
                          on December 5, 2000      business combination,    present.
                          (000-32059) which        resulting, in a change
                          became effective in      in control of Easton
                          February 2001. Easton    pursuant to which
                          ceased to be a           Bancorp Intertrade
                          reporting company and    Group, Inc., a Nevada
                          made its last filing     corporation, purchased
                          to date on November      80% of the issued and
                          13, 2002.                outstanding securities
                                                   of Easton.

 Goldeneye Capital        Goldeneye filed Form     None to Date             Goldeneye's only
 Group, Inc.              10SB 12G with the SEC                             activities at present
                          on January 6, 2005                                is the making of
                          (000-51106) the                                   filings necessary to be
                          effectiveness of which                            registered with the SEC
                          is pending.                                       under the Securities
                                                                            Act of 1934.

 Name of Company          Date of Registration     Business Combinations    Current Operating
                          (File Number); Status                             Status
 -----------------------  -----------------------  -----------------------  -----------------------
 Lotus Capital Corp.      Lotus filed Form 10SB    None to Date             Lotus's only activities
                          12G with the SEC on                               at present is the
                          January 6, 2005                                   making of filings
                          (000-51105) the                                   necessary to be
                          effectiveness of which                            registered with the SEC
                          is pending.                                       under the Securities
                                                                            Act of 1934.

 Our Glass, Inc.          Our Glass filed Form     None to Date             Our Glass's activities
                          10SB 12G with the SEC                             to date have been
                          on September 14, 2004                             primarily directed
                          (000-50937) which                                 towards theraising of
                          became effective in                               capital and seeking
                          November 2005.                                    business opportunities.

Cosmo Palmieri

Until March 31, 2003 Cosmo Palmieri was secretary of Medianet Group Technology, Inc. (formerly known as Clamshell Enterprises, Inc.) the common stock of which is traded on the Over-the-Counter Bulletin Board under the symbol MEDG. Mr. Palmieri is also secretary of Mid-Am Systems, Inc. and Sheffield Products, Inc. He is president and treasurer of Our Glass, Inc.


 Name of Company          Date of Registration     Business Combinations    Current Operating
                          (File Number); Status                             Status
 -----------------------  -----------------------  -----------------------  -----------------------
 Medianet Group           Medianet filed a Form    On March 31, 2003,       According to the
 Technology, Inc.         10SB 12G with the SEC    Medianet (then Known     quarterly report of
 formerly known as        on May 5, 2002           as Clamshell             Medianet filed on Form
 Clamshell Enterprises,   (000-49801) which        Enterprises, Inc.)       10-QSB with the SEC on
 Inc.                     became effective in      acquired all of the      November 15, 2004,
                          September 2002.          issued and outstanding   Medianet is an
                          Medianet filed a         common stock of          operating company in
                          quarterly report on      Shutterport, Inc., a     the field of software
                          Form 10-QSB with the     Florida corporation.     development.
                          SEC on November 15,      As a result of this
                          2004.                    transaction,
                                                   Shutterport became a
                                                   wholly-owned
                                                   subsidiary of
                                                   Medianet.

 -----------------------  -----------------------  -----------------------  -----------------------

 Mid-Am Systems Inc.      Mid-Am Systems filed     Mid-Am Systems Inc.      Mid-Am Systems
                          Form 10SB 12G with the   has not entered into     activities to date
                          SEC on September 12,     any definitive           have been primarily
                          2002 (000-50001) which   agreements for merger    directed towards the
                          became effective in      or other business        raising of capital and
                          November 2002. Mid-Am    combination.             seeking business
                          Systems filed its most                            opportunities.
                          recent quarterly
                          report on Form 10-QSB
                          with the SEC on
                          November 23, 2004.

 Name of Company          Date of Registration     Business Combinations    Current Operating
                          (File Number); Status                             Status
 -----------------------  -----------------------  -----------------------  -----------------------
 Sheffield Products,      Sheffield Products       On July 21, 2004,        Sheffield Products is
 Inc.                     filed Form 10SB 12G      there was a change in    primarily engaged in
                          with the SEC on          control of Sheffield     the business of
                          September 12, 2002       Products as a result     providing satellite
                          (000-50002) which        of closing under a       internet connections
                          became effective in      Stock Purchase           to customers in the
                          November 2002.           Agreement dated July     Asia Pacific region,
                          Sheffield Products       21, 2004. Strong Win     including Hong Kong,
                          filed its most recent    Limited, a British       Singapore, Indonesia,
                          quarterly report on      Virgin Islands           Bangladesh, Pakistan
                          Form 10-QSB with the     corporation acquired a   and Mongolia.
                          SEC on November 12,      total of 6,076,116
                          2004. On January 14,     shares, or
                          2005, Sheffield filed    approximately 90% of
                          a registration           the Company's issued
                          statement with the SEC   and outstanding common
                          on Form SB-2/A the       stock. On August 13,
                          effectiveness of which   2004, Sheffield
                          is pending.              Products completed a
                                                   share exchange
                                                   transaction with
                                                   Digital Network
                                                   Alliance Holdings
                                                   (BVI) Inc., a British
                                                   Virgin Islands
                                                   corporation and the
                                                   individual
                                                   shareholders of
                                                   Digital, pursuant to
                                                   which Sheffield
                                                   Products acquired
                                                   10,000 shares of
                                                   Digital, representing
                                                   100% of its issued and
                                                   outstanding common
                                                   stock, in exchange for
                                                   the issuance of
                                                   13,248,760 shares of
                                                   Sheffield Products's
                                                   common stock. As a
                                                   result of completion
                                                   of the share exchange
                                                   transaction Digital
                                                   became the
                                                   wholly-owned
                                                   subsidiary of
                                                   Sheffield Products.

 Our Glass, Inc.          Our Glass filed Form     None to Date             Our Glass's activities
                          10SB 12G with the SEC                             to date have been
                          on September 14, 2004                             primarily directed
                          (000-50937) which                                 towards theraising of
                          became effective in                               capital and seeking
                          November 2005.                                    business opportunities.


Conflicts of Interest

None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

In particular, as described immediately above, the Company's officers and directors formed other pool or blank check companies at about the same time as formation of the Company, which have structure and a business plan which is very similar to that of the Company. It is also likely that the Company's officers and directors will form additional blind pool or blank check companies in the future with a business plan similar or identical to that of the Company, and these would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

ITEM 6.  EXECUTIVE COMPENSATION.

No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No officer, director, promoter, or affiliate of the Company has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise. The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

The Company does not maintain an office, but it does maintain a mailing address at P.O. Box 110310, Naples, Florida 34108-0106, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock at .001 per share. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $.01 par value per share, which shares of preferred stock may be issued in one or more series at the discretion of the Board of Directors.

Transfer Agent

The Company's transfer agent is Nevada Agency Transfer & Trust Company, 50 W. Liberty Street, Suite 880, Reno, NV 89501, their phone number is (775) 322-0626.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for the fiscal year ending December 31, 2004 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders.

Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for the Company's securities. As of the date of this registration statement, there are approximately 32 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On or about February 11, 2002, 100,000 shares of common stock of the Company were issued to one shareholder of the Company in consideration of approximately $100 paid to cover the operating cost of the Company pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. No underwriters were engaged in the sale.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and Bylaws do not include provisions requiring the Company to provide indemnification for officers, directors, and other persons. However, under the terms of Nevada General Corporation Law, the Company has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of the Company. The Company may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

                                  ORIOLE, INC.
                        (A Development Stage Enterprise)

                INDEX TO SEPTEMBER 30, 2004 FINANCIAL STATEMENTS

Balance Sheet ................................................................21

Statements of Operations
(nine month and three month periods ended September 30, 2004 and 2003) .......22

Statement of Changes in Stockholders' Equity (Deficit)
(from June 7, 1999, date of inception, to September 30, 2004) ................23

Statements of Cash Flows
(nine month periods ended September 30, 2004 and 2003) .......................24

Notes to Financial Statements .............................................25-26



           INDEX TO FINANCIAL STATEMENTS as of December 31, 2003 and for the years ended December 31, 2003 and 2002

Report of Independent Public Accountants .....................................27

Balance Sheet ................................................................28

Statements of Operations .....................................................29

Statement of Changes in Stockholders' Equity (Deficit) .......................30

Statements of Cash Flows .....................................................31

Notes to Financial Statements .............................................32-33

                                  ORIOLE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEET (UNAUDITED)


                                                                   September 30,
                                                                       2004
                                                                   -------------
                                     ASSETS

Current assets:
    Cash .........................................................   $      -
    Shareholder receivable .......................................          -
                                                                     --------
           Total current assets ..................................          -
                                                                     --------

           Total assets ..........................................   $      -
                                                                     ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accrued liabilities ..........................................   $  2,839
    Payable to shareholder .......................................      3,100
                                                                     --------
           Total current liabilities .............................      5,939

Stockholders' equity (deficit):
    Preferred stock, $.01 par value; 5,000,000 shares
         authorized, no shares issued and outstanding ............          -
    Common stock, $.001 par value; 50,000,000 shares
         authorized, 1,242,200 shares issued and outstanding .....      1,242
    Additional paid-in capital ...................................      3,030
    Deficit accumulated during the development stage .............    (10,211)
                                                                     --------
           Total stockholders' equity (deficit) ..................     (5,939)
                                                                     --------

    Total liabilities and  stockholders' equity (deficit) ........   $      -
                                                                     ========

                  See notes to unaudited financial statements.

                                           ORIOLE, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                               STATEMENTS OF OPERATIONS (UNAUDITED)

                               Nine months ended        Three months ended        June 7, 1999
                                  September 30,            September 30,       (date of inception)
                            -----------------------   -----------------------    to September 30,
                               2004         2003         2004         2003            2004
                            ----------   ----------   ----------   ----------  -------------------
Revenues .................  $        -   $        -   $        -   $        -       $      -

Expenses:
     General and
       administrative ....           -            -            -            -         10,270
                            ----------   ----------   ----------   ----------       --------

Net loss from operations .           -            -            -            -        (10,270)

Other income
     Interest income .....           -            -            -            -             59
                            ----------   ----------   ----------   ----------       --------

Net loss before taxes ....           -            -            -            -        (10,211)

Provision for income taxes           -            -            -            -              -
                            ----------   ----------   ----------   ----------       --------

         Net loss ........  $        -   $        -   $        -   $        -       $(10,211)
                            ==========   ==========   ==========   ==========       ========

Loss per share ...........  $      .00   $      .00   $      .00   $      .00
                            ==========   ==========   ==========   ==========

Weighted average common
     shares outstanding ..   1,242,200    1,242,200    1,242,200    1,242,200
                            ==========   ==========   ==========   ==========

                           See notes to unaudited financial statements.

                                                22

                                           ORIOLE, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
                    FROM JUNE 7, 1999 (DATE OF INCEPTION) TO SEPTEMBER 30, 2004

                                         Common Stock         Additional
                                    ----------------------     Paid-In    Accumulated
                                      Shares       Amount      Capital      Deficit        Total
                                    ---------    ---------    ---------    ---------      -------
Balance at June 7, 1999 (Date
of Inception) .................             -    $       -    $       -    $      -       $     -
Common stock issued for cash ..       689,700          690        2,760           -         3,450
Net loss ......................             -            -            -      (4,008)       (4,008)
                                    ---------    ---------    ---------    --------       -------
Balance at December 31, 1999 ..       689,700          690        2,760      (4,008)         (558)

Common stock issued for cash ..       358,000          358            -           -           358
Net loss ......................             -            -            -      (4,976)       (4,976)
                                    ---------    ---------    ---------    --------       -------
Balance at December 31, 2000 ..     1,047,700        1,048        2,760      (8,984)       (5,176)

Common stock issued for cash ..        94,500           94          270           -           364
Net loss ......................             -            -            -      (1,052)       (1,052)
                                    ---------    ---------    ---------    --------       -------
Balance at December 31, 2001 ..     1,142,200        1,142        3,030     (10,036)       (5,864)

Common stock issued for cash ..       100,000          100            -           -           100
Net loss ......................             -            -            -        (175)         (175)
                                    ---------    ---------    ---------    --------       -------
Balance at December 31, 2002 ..     1,242,200        1,242        3,030     (10,211)       (5,939)

Net loss ......................             -            -            -           -             -
                                    ---------    ---------    ---------    --------       -------
Balance at December 31, 2003 ..     1,242,200        1,242        3,030     (10,211)       (5,939)

Net loss ......................             -            -            -           -             -
                                    ---------    ---------    ---------    --------       -------
Balance at September 30, 2004 .     1,242,200    $   1,242    $   3,030    $(10,211)      $(5,939)
                                    =========    =========    =========    ========       =======

                           See notes to unaudited financial statements.

                                                23

                                           ORIOLE, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                               STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                         Nine months ended        June 7, 1999
                                                           September 30,       (date of inception)
                                                         -----------------      to September 30,
                                                         2004         2003            2004
                                                         ----         ----      ------------------
Cash flows from operating activities:
     Net loss ......................................     $  -         $  -          $(10,211)
     Adjustments to reconcile net loss to net
         cash flows from operating activities:
        Changes in operating assets & liabilities
         Increase in accrued liabilities ...........        -            -             2,839
         Increase in payable to shareholder ........        -            -             3,100
                                                         ----         ----          --------
Net cash flows from operating activities ...........        -            -            (4,272)
                                                         ----         ----          --------

Cash flows from financing activities:
     Capital contributions .........................        -            -                 -
     Issuance of common stock ......................        -            -             4,272
                                                         ----         ----          --------
Net cash flows from financing activities ...........        -            -             4,272
                                                         ----         ----          --------

Net change in cash .................................        -            -                 -
Cash at beginning of period ........................        -            -                 -
                                                         ----         ----          --------
Cash at end of period ..............................     $  -         $  -          $      -
                                                         ====         ====          ========

                           See notes to unaudited financial statements.

                                                24

                                  ORIOLE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2004 AND 2003

1.     Summary of Significant Accounting Policies

       Quarterly Financial Statements

       The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB but do not include all of the information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's 2003 financial statements in Form 10-SB. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results for a full year.

       Description of Business

       Oriole, Inc. (a development stage enterprise) (the Company) was formed on June 7, 1999. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

       Estimates and Assumptions

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

       Earnings Per Share

       Basic earnings per common share are computed by dividing net income
       (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

                                  ORIOLE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2004 AND 2003

1.     Summary of Significant Accounting Policies (Continued)

       Income Taxes

       Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

       There is no provision for income taxes due to continuing losses. At September 30, 2004, the Company has net operating loss carryforwards for tax purposes of approximately $10,200, which expire through 2022. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

CHILD, SULLIVAN & COMPANY
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
1284 W. FLINT MEADOW DR., SUITE D, KAYSVILLE, U T 84037
PHONE: (801) 927-1337    FAX: (801) 927-1344
________________________________________________________________________________


                          INDEPENDENT AUDITORS' REPORT

To The Stockholders
Oriole, Inc.

We have audited the accompanying balance sheet of Oriole, Inc. (a development stage enterprise) as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the two years then ended and for the period from June 7, 1999 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriole, Inc. (a development stage enterprise) as of December 31, 2003, and the results of its operations and its cash flows for each of the two years then ended and for the period from June 7, 1999 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Sullivan & Company

Child, Sullivan and Company
Salt Lake City, Utah
October 4, 2004

                                  ORIOLE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET


                                                                    December 31,
                                                                        2003
                                                                    ------------
                                     ASSETS

Current assets:
    Cash .........................................................   $      -
    Shareholder receivable .......................................          -
                                                                     --------
           Total current assets ..................................          -
                                                                     --------
           Total assets ..........................................   $      -
                                                                     ========


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accrued liabilities ..........................................   $  2,839
    Payable to shareholder .......................................      3,100
                                                                     --------
           Total current liabilities .............................      5,939

Stockholders' equity (deficit):
    Preferred stock, $.01 par value; 5,000,000 shares
         authorized, no shares issued and outstanding ............          -
    Common stock, $.001 par value; 50,000,000 shares
         authorized, 1,242,200 shares issued and outstanding .....      1,242
    Additional paid-in capital ...................................      3,030
    Deficit accumulated during the development stage .............    (10,211)
                                                                     --------
           Total stockholders' equity (deficit) ..................     (5,939)
                                                                     --------

    Total liabilities and  stockholders' equity (deficit) ........   $      -
                                                                     ========

                       See notes to financial statements.

                                  ORIOLE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS

                                         Year ended             June 7, 1999
                                          December 31,       (date of inception)
                                 -------------------------    to December 31,
                                     2003         2002              2003
                                 -----------   -----------   -------------------
Revenues ......................  $         -   $         -        $       -

Expenses:
     General and administrative            -           175           10,270
                                 -----------   -----------        ---------
Net loss from operations ......            -          (175)         (10,270)


Other income
     Interest income ..........            -             -               59
                                 -----------   -----------        ---------

Net loss before taxes .........            -          (175)         (10,211)

Provision for income taxes ....            -             -                -
                                 -----------   -----------        ---------

         Net loss .............  $         -   $      (175)       $ (10,211)
                                 ===========   ===========        =========

Loss per share ................  $      (.00)  $      (.00)
                                 ===========   ===========
Weighted average common
     shares outstanding .......    1,242,200     1,231,000
                                 ===========   ===========

                       See notes to financial statements.

                                           ORIOLE, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    FROM JUNE 7, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2003

                                         Common Stock         Additional
                                    ----------------------     Paid-In    Accumulated
                                      Shares       Amount      Capital      Deficit        Total
                                    ---------    ---------    ----------   ---------      -------
Balance at June 7, 1999 (Date
of Inception) .................             -    $       -    $        -   $       -      $     -
Common stock issued for cash ..       689,700          690         2,760           -        3,450
Net loss ......................             -            -             -      (4,008)      (4,008)
                                    ---------    ---------    ----------   ---------      -------
Balance at December 31, 1999 ..       689,700          690         2,760      (4,008)        (558)

Common stock issued for cash ..       358,000          358             -           -          358
Net loss ......................             -            -             -      (4,976)      (4,976)
                                    ---------    ---------    ----------   ---------      -------
Balance at December 31, 2000 ..     1,047,700        1,048         2,760      (8,984)      (5,176)

Common stock issued for cash ..        94,500           94           270           -          364
Net loss ......................             -            -             -      (1,052)      (1,052)
                                    ---------    ---------    ----------   ---------      -------
Balance at December 31, 2001 ..     1,142,200        1,142         3,030     (10,036)      (5,864)

Common stock issued for cash ..       100,000          100             -           -          100
Net loss ......................             -            -             -        (175)        (175)
                                    ---------    ---------    ----------   ---------      -------
Balance at December 31, 2002 ..     1,242,200        1,242         3,030     (10,211)      (5,939)

Net loss ......................             -            -             -           -            -
                                    ---------    ---------    ----------   ---------      -------
Balance at December 31, 2003 ..     1,242,200    $   1,242    $    3,030   $ (10,211)     $(5,939)
                                    =========    =========    ==========   =========      =======

                                See notes to financial statements.

                                                30

                                           ORIOLE, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                                     STATEMENTS OF CASH FLOWS

                                                             Year ended           June 7, 1999
                                                            December 31,       (date of inception)
                                                         -----------------       to December 31,
                                                         2003        2002             2003
                                                         ----       ------     -------------------
Cash flows from operating activities:
     Net loss ......................................     $  -       $(175)          $(10,211)
     Adjustments to reconcile net loss to net
         cash flows from operating activities:
        Changes in operating assets & liabilities
         Decrease in cash overdraft ................        -         (25)                 -
         Increase in accrued liabilities ...........        -           -              2,839
         Increase in notes payable .................        -         100              3,100
                                                         ----       -----           --------
Net cash flows from operating activities ...........        -        (100)            (4,272)
                                                         ----       -----           --------

Cash flows from financing activities:
     Capital contributions .........................        -           -                  -
     Issuance of common stock ......................        -         100              4,272
                                                         ----       -----           --------
Net cash flows from financing activities ...........        -         100              4,272
                                                         ----       -----           --------

Net change in cash .................................        -           -                  -
Cash at beginning of period ........................        -           -                  -
                                                         ----       -----           --------
Cash at end of period ..............................     $  -       $   -           $      -
                                                         ====       =====           ========

                                See notes to financial statements.

                                                31

                                  ORIOLE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

1.     Summary of Significant Accounting Policies

       Description of Business

       Oriole, Inc. (a development stage enterprise) (the Company) was formed on June 7, 1999. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

       Estimates and Assumptions

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

       Earnings Per Share

       Basic earnings per common share are computed by dividing net income
       (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

       Income Taxes

       Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

       There is no provision for income taxes due to continuing losses. At December 31, 2003, the Company has net operating loss carryforwards for tax purposes of approximately $10,200, which expire through 2023. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

                                  ORIOLE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

2.     Related Party Transactions

       The Company has a loan payable to a shareholder that arises from cash advances to and payment of expenses on behalf of the Company. The loan bears no interest and has no maturity date. Advances for years ended December 31, 2003 and 2002 were $0 and $100 respectively and the balance at the balance sheet date is $3,100.

                                    PART III

Item 1.  INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

         Exhibit No.                    Document

           3.1(i)                       Articles of Incorporation

           3.2(ii)                      By-Laws

           3.3(i)                       Certificate of Amendment of Articles of
                                        Incorporation



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


ORIOLE, INC.



By: /s/ James J. Charles
    ------------------
James J. Charles, President and Director
March 4, 2005


By: /s/ Cosmo Palmieri
    ------------------
Cosmo Palmieri, Secretary and Treasurer
March 4, 2005